September 26, 2008

Mr. Brian Cascio
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:           Lazy Days’ R.V. Center, Inc.
10-K for the Fiscal Year Ended December 31, 2007
10-Q for the Quarters Ended March 31, 2008 and June 30, 2008
File No. 333-118185

Dear Mr. Cascio:

On behalf of Lazy Days’ R.V. Center, Inc.  (the “Company” or “Registrant”), a wholly owned subsidiary of LD Holdings, Inc. (the “Parent” or “LD Holdings”), I am writing to you in reference to your letter to Mr. Randall Lay dated August 29, 2008.  Your letter set forth comments to the Company’s financial statements and related disclosures on its Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the quarterly period ended March 31, 2008 and June 30, 2008.

As requested in our letter dated August 29, 2008, please provide, in writing, a statement from the Company acknowledging that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States

The Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes in the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 17

1.	Please tell us and disclose in future filings the reason for the $4.9 million non-cash LIFO inventory adjustment during fiscal year 2007 and how the amount was determined.

Response:
The Company uses the last-in, first-out ("LIFO") method to account for its inventory costs.  Specifically, the Company uses a "Simplified LIFO" method in which the price index is determined using Producer Price Index industry data at December 31 for motor homes, travel trailers, and camping parts, published by the U.S. Department of Labor, Bureau of Labor Statistics.  Approximately 3.0% inflation, offset by a reduction in quantities, resulted in an increase to the reserve of approximately $3.0 million during 2007 compared to a decrease in the reserve of approximately $1.9 million during 2006 accounting for $4.9 million of the variance year over year in gross profit.  The Company will include a disclosure, representative of our response above, in its future Critical Accounting Policies disclosure of Item 7 of the Form 10-K.

Financial Statements
General

2.	Please tell us where you have provided the disclosures required by paragraphs A240-242 OF SFAS 123(R).

Response:
The reporting entity, Lazy Days' R.V. Center, Inc., has no share-based payment (or compensation) arrangements as defined in Statement of Financial Accounting Standards (“SFAS”) No. 123(R). Share-based payment arrangements do exist within RV Acquisition and are not an obligation of the Company.  RV Acquisition is the parent company of LD Holdings, of which the Registrant is a wholly owned subsidiary.  The Company did include a condensed disclosure of this arrangement in Note 13 of the Notes to Financial Statements.  Share-based compensation expense of RV Acquisition totaled approximately $23,000, $14,000 and $13,000 in 2007, 2006 and 2005, respectively.  The Company will consider the need for this disclosure in future filings.

Note 1 – Basis of Presentation, page 34

3.	Please tell us and clarify in future filings the obligations of LD Holdings that are pushed down to the financial statements of Lazy Days’ R.V. Center and the basis for this accounting treatment.

Response:
RV Acquisition purchased LD Holdings and its wholly owned subsidiary, the Registrant, in 2004 and concurrently made a Senior Notes offering and subsequently filed a Form S-4 Registration Statement, which included subsidiary only financial statements.  As a result of the purchase, we considered the effects of the Parent’s obligations, principally the mandatory redeemable preferred stock (Class A) and the ESOP, in the accounting for the Registrant.

In considering the “push-down” accounting issue noted above, the Company referred to SEC Staff Accounting Bulletin Topic 5J, “Miscellaneous Accounting – Push Down Basis of Accounting Required in Certain Limited Circumstances” (SABs 54 and 73) where the staff stated its belief that:

“Company A’s (the Parent) debt, related interest expense, and allocable debt issue costs should be reflected in Company B’s (the Registrant) financial statements included in the public offering (or an initial registration under the Exchange Act) if: ….(2) the proceeds of a debt or equity offering of Company B will be used to retire all or a part of Company A’s  debt… The guidance in this SAB should consider where Company A has financed the acquisition of Company B through the issuance of mandatory redeemable preferred stock.”

Based on this guidance, the Registrant pushed-down the Parent’s Preferred Stock – Class A, which was mandatory redeemable, and the ESOP to the Registrant.  These obligations were subsequently extinguished in 2004; however, the disclosure in the Basis of Presentation was not removed.

There are no other obligations of LD Holdings, which have been pushed down to the Registrant.  The Registrant will revise this disclosure in future filings.

Note 1 – Revenue Recognition, page 34

4.
 Please tell us and disclose in future filings the nature of your rental revenue and the related accounting treatment.  In addition, clarify where the amounts related to the rental activities are included in your financial statements.

Response:
As a result of the active Florida hurricane season in 2004, the Company developed a rental program which targeted displaced hurricane victims in need of temporary housing.  In 2004, 682 conventional travel trailers were rented.  Rental terms ranged from three to six months with extended terms available.  The Company continued the program in 2005 and expanded rental units to include Class C motorhomes.  In 2005, the Company rented an additional 156 travel trailers and 25 Class C motorhomes to the Federal Emergency Management Agency (“FEMA”).  Rental revenue included in parts, service and other revenue on the Statements of Income was insignificant in 2007 and totaled $0.9 million and $5.2 million in 2006 and 2005, respectively.  There were three outstanding rental units at the end of 2006 and the program concluded during 2007.  Given 2005 will no longer be presented in future filings, references to this program will be removed, including the policy regarding the revenue recognition.

Note 7 – Leases, page 39

5.
Please tell us and revise future filings to disclose the terms of the amended lease agreement and asset purchase agreement with I-4.  Please clarify the accounting for these agreements.  In addition, tell us why the recognition of rent on a straight line basis over the life of the lease results in deferred rent during the earlier years of lease as discussed in the last sentence of the first paragraph in Note 7.

Response:
The Company leases land and certain of its facilities from I-4 Land Holding Limited Company (“I-4”), a related entity owned by a shareholder and former CEO of the Company, under an operating lease arrangement which expires in December 2022. The lease contains four (4) five-year renewal options upon expiration of the original lease term. The lease requires minimum monthly rental payments of approximately $399,490 in 2007 and each successive year before abatements (subject to adjustments in 2008, 2013 and 2018 for increases in the CPI) and provides that the lessee pays all property taxes and insurance. The Company is responsible for maintenance costs and betterments on the facilities.

On October 12, 2006, the Company amended this lease agreement with I-4.  The lease was amended and an asset purchase agreement was entered into, to modify the purchase option from $42 million (subject to CPI increases) through May 14, 2011 to a fair market value purchase option through January 15, 2023; to sell to I-4 certain of the Company's buildings located on land leased by the Company from I-4; to reduce rents owed by the Company to I-4 by an aggregate of $2.7 million during 2006, 2007 and 2008; to give the Company the right to purchase certain adjacent land from I-4 currently rented by a third party; and the Company received $11.6 million of cash.  These agreements preserved the Company’s business use of all the leased real property and significantly reduced the Company's future lease obligation without increasing the existing lease term.  The $11.6 million of cash proceeds and the $2.7 million of rent abatements, both which are treated similar to lease incentives under SFAS No. 13, “Accounting for Leases," are being amortized over the remaining term of the lease, and are presented as deferred rent on the balance sheet.

The Company recorded this transaction as a financing, based on paragraph 10 of SFAS 98 which says, "A sale-leaseback transaction that does not qualify for sale-leaseback accounting because of any form of continuing involvement by the seller-leasee other than a normal leaseback shall be accounted for by the deposit method or as a financing, whichever is appropriate under Statement 66."  The financing method was determined to be appropriate per paragraph 34 of SFAS 98, and the seller-lessee reports the sales proceeds as a liability, continues to report the real estate or the real estate and equipment as an asset and continues to depreciate the property.

The deferred rent is being amortized through the income statement as a reduction in rent expense, over the remaining term of the lease.  The basis for amortizing the deferred rent straight-line, as opposed to an interest-based methodology, was based on paragraph 26 of SFAS No. 13.  Consistent with lease incentive treatment, the deferred rent is being amortized straight-line over the remaining life of the lease.

In summary, the result of the transaction was as follows:  Although there was an actual sale of the buildings to I-4, the buildings sold remained on the books of the Company under sale-leaseback accounting.  Cash provided to the Company up-front and abatements for the first three years were recorded as a deferred liability and are being amortized straight-line to expense over the remaining life of the lease.

Addressing the second portion of the SEC’s comment, there were escalating rental payments in the original lease agreement.  In accordance with SFAS No. 13, the Company had recorded current rent expense and a deferred rental liability during the initial years of the lease, in order to report straight-line rental expense.  This deferred rent amount has since been combined with the deferred rent due to the abatements, created as a part of the 2006 transaction, for amortization purposes.

We will review future filings to ensure there is appropriate disclosure of these matters.

Note 12 – Commitments and Contingencies, page 44

6.	Please tell us and revise future filings to disclose the nature of the transactions under the various consignments arrangements and clarify the related accounting treatment.

Response:
The Company’s primary consignment arrangement was with I-4, previously discussed in our response to comment five.  I-4 entered into a “Floor Plan Program” with one of the Company’s largest RV suppliers.  The principal provisions of the Program were as follows:
▪
Extension of 180 day terms to I-4 for all RVs purchased under this Program from the supplier.  At the end of the 180 day period, I-4, at the request of the Company, would either move the unit to the Company’s Bank of America Floor Plan, or remit payment.  During this 180 day term, there is no obligation recorded in the Company’s financial statements.

▪	All sales to I-4 from the supplier were non-recourse.
▪	The Company would typically sell the units prior to the expiration of the 180 day period and would pay directly.

The Company and I-4 then entered into an “Exclusive Consignment Contract for Sale of Recreational Vehicles” whereby the parties agreed to the following:
▪	I-4 granted the Company the “sole and exclusive right to sell recreational vehicles” under this Program.
▪	The Company agreed to “use its best efforts to sell the RVs on a consignment basis”. All rebates and incentives were passed through to the Company.

The Company did not have legal title to or any legal obligations with respect to this consigned inventory, and I-4 had sufficient capital to honor its agreement.  Effective the first quarter of 2008, the Company purchased all units from I-4 under this arrangement using the Company’s floor plan arrangement with Bank of America.  This change in business has been disclosed in the Company’s subsequent Form 10-Q for the quarter ended March 31, 2008.

Note 13 – LD Holdings and RV Acquisition, page 45

7.	Please tell us the reason that you have included the balance sheets for LD Holdings and RV Acquisition in Note 13.

Response:
This disclosure has been provided since the date of RV Acquisition's purchase of LD Holdings, the parent of the Registrant, and concurrent Senior Notes offering, in 2004 to provide the reader with information regarding obligations of RV Acquisition and LD Holdings not pushed down to the Registrant or reporting entity, such as accumulated dividends of the Series A Preferred Stock, and substantial changes in the balance sheets pre-acquisition and post-acquisition.  We agree that the disclosure of the balance sheets of both LD Holdings and RV Acquisition is no longer as meaningful to readers of our financial statements; however, we believe it was appropriate to continue making the disclosure of the terms of the Series A Preferred stock and the Nonqualified Stock Option Plan of RV Acquisition.  The Company will consider removing the condensed balance sheets of RV Acquisition and LD Holdings for future filings.

Certifications Exhibits 31.1 and 31.2

8.
 We note that you filed your Chief Executive Officer and Chief Financial Officer certifications under Item 601(b)(31) of Regulation S-K.  Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.  The certifications in your quarterly reports on Form 10-Q should also be revised.

Response:
The Company has revised the Chief Executive Officer and Chief Financial Officer certifications under Item 601(b)(31) of Regulation S-K to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31). See proposed amended filing of the certifications attached to the Company’s Form 10-K for the fiscal year ended December 31, 2007, Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008.

9.	In addition, revise the first paragraph of the exhibits to refer to the fiscal year ended December 31, 2007.

Response:
The Company has revised the Chief Executive Officer and Chief Financial Officer certifications under Item 601(b)(31) of Regulation S-K to refer to the fiscal year ended December 31, 2007 in the first paragraph of the exhibit. See proposed amended filing of the certifications attached to the Company’s Form 10-K for the fiscal year ended December 31, 2007.

*****

The Company hopes that the foregoing has been responsive to the Staff’s comments.  The Company appreciates that the Staff has been patient and helpful to us in developing our response to the questions and comments raised in your letter and discussed in our subsequent conversations.  It looks forward to resolving any open issues that may remain in a timely and expeditious manner.

The Company would be happy to discuss the foregoing responses with you at your convenience.  Please do not hesitate to contact me to arrange a telephone conference.  Otherwise, the Company looks forward to your written response.

If you have any questions related to this letter, please contact me at (813) 342-4237.

Sincerely,
/s/ Randall S. Lay
Chief Financial Officer

Exhibit 31.1

CERTIFICATIONS

I, John Horton, certify that:

1.  I have reviewed this Annual Report for the fiscal year ended December 31, 2007 on Form 10-K of Lazy Days’ R.V. Center, Inc. (“the registrant”);

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)            Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)          Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

(c)         Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)          Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.  The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)           Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: September 29, 2008	By:	/s/ John Horton
Chief Executive Officer (Principal Financial Officer)

Exhibit 31.2

CERTIFICATIONS

I, Randy Lay, certify that:

1.  I have reviewed this Annual Report for the fiscal year ended December 31, 2007 on Form 10-K of Lazy Days’ R.V. Center, Inc. (“the registrant”);

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)            Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)          Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

(c)         Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)          Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.  The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)            All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)            Any fraud, whether or not material, that involves management or other employees who have significant role in the registrant’s internal control over financial reporting.

Dated: September 29, 2008	By:	/s/ Randy Lay
Chief Financial Officer (Principal Financial Officer)

Exhibit 31.1

CERTIFICATIONS

I, John Horton, certify that:

1.  I have reviewed this Quarterly Report for the period ended March 31, 2008 on Form 10-Q of Lazy Days’ R.V. Center, Inc. (“the registrant”);

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)            Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)          Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

(c)         Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)          Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.  The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)            All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)            Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: September 29, 2008	By:	/s/ John Horton
Chief Executive Officer (Principal Financial Officer)

Exhibit 31.2

CERTIFICATIONS

I, Randy Lay, certify that:

1.  I have reviewed this Quarterly Report for the period ended March 31, 2008 on Form 10-Q of Lazy Days’ R.V. Center, Inc. (“the registrant”);

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)            Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)          Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

(c)         Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)          Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.  The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)            All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)            Any fraud, whether or not material, that involves management or other employees who have significant role in the registrant’s internal control over financial reporting.

Dated: September 29, 2008	By:	/s/ Randy Lay
Chief Financial Officer (Principal Financial Officer)

Exhibit 31.1

CERTIFICATIONS

I, John Horton, certify that:

1.  I have reviewed this Quarterly Report for the period ended June 30, 2008 on Form 10-Q of Lazy Days’ R.V. Center, Inc. (“the registrant”);

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)            Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)          Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

(c)         Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)          Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.  The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)            All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)            Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: September 29, 2008	By:	/s/ John Horton
Chief Executive Officer (Principal Financial Officer)

Exhibit 31.2
CERTIFICATIONS

I, Randy Lay, certify that:

1.  I have reviewed this Quarterly Report for the period ended June 30, 2008 on Form 10-Q of Lazy Days’ R.V. Center, Inc. (“the registrant”);

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)            Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)          Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

(c)         Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)          Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.  The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)            All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)            Any fraud, whether or not material, that involves management or other employees who have significant role in the registrant’s internal control over financial reporting.

Dated: September 29, 2008	By:	/s/ Randy Lay
Chief Financial Officer (Principal Financial Officer)